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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)


                              USA BROADBAND, INC.
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   90335P 10 1
                                 --------------
                                 (CUSIP Number)

                              Theodore H. Swindells
                                 Fairway Western
                           11400 Southeast 8th Street
                               Bellevue, WA 98004
                                 (425) 688-7784

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2001
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO. 90335P 10 1                   13D                    PAGE 2 OF 4 PAGES

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     THEODORE SWINDELLS
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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  NUMBER OF
                         7    SOLE VOTING POWER
   SHARES                     708,717(1)
                         -------------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
                              0
  OWNED BY               -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
    EACH                      708,717(1)
                         -------------------------------------------------------
  REPORTING              10   SHARED DISPOSITIVE POWER
                              0
 PERSON WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     708,717(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.8%
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14   TYPE OF REPORTING PERSON
     IN
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(1)  Includes 176,690 shares that may be acquired by the reporting person pursuant to a Warrant that is exercisable immediately, and 182,027 shares of the issuer's common stock (subject to adjustment) that may be acquired upon conversion of 182,027 shares of the issuer's Series A Convertible Preferred Stock owned of record by the reporting person.

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ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock" or "Issuer's Common Stock"), of USA Broadband, Inc., a Delaware corporation (formerly "Optika Investment Company, Inc.," a Nevada corporation) (the "Issuer"). The Issuer's principal executive office is located at 8450 E. Crescent Parkway, #100, Greenwood Village, CO 80111.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Act, this Statement on Schedule 13D is being filed by Theodore Swindells, an individual (the "Reporting Person" or "Mr. Swindells"). Mr. Swindells' business address is c/o Fairway Western, 11400 Southeast 8th Street, Bellevue, Washington 98004. Mr. Swindells, a U.S. citizen, is a private investor.

     During the past five years, Mr. Swindells has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor during the past five years has Mr. Swindells been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of subjecting Mr. Swindells to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On or about June 2000, Mr. Swindells loaned to the Issuer approximately $265,035, in exchange for which Mr. Swindells received a promissory note issued by the Issuer in the principal amount of $265,035 (the "Note") and a warrant to purchase an additional 176,690 shares of the Common Stock (the "Warrant"). Pursuant to the terms of the Note, the principal and accumulated interest of the Note was convertible into shares of the Issuer's Series A Convertible Preferred Stock (the "Series A Stock") at approximately $1.50 per share. On July 13, 2001, Mr. Swindells converted the Note into 182,027 shares of the Series A Stock, which stock is immediately convertible into 182,027 shares of Common Stock, subject to adjustment as more particularly set forth in the Issuer's Certificate of Designation, Preferences and Other Rights of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock of USA Broadband, Inc., filed by the Issuer with the Secretary of State of the State of Delaware on July 9, 2001 (the "Certificate of Designation"). Mr. Swindells also owns 350,000 shares of common stock of the Issuer which he acquired in private transactions in January of 2001.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Swindells acquired the Issuer's stock that is the subject of this
Schedule 13D for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Swindells beneficially owns 708,717, or 13.8%, of the issued and outstanding shares of the Common Stock of the Issuer, which includes 350,000 shares held of record by Mr. Swindells, and 358,717 shares which may be acquired by Mr. Swindells upon exercise of the Warrant and conversion of the Series A Stock, as described in Item 3 herein. The number of shares which may be acquired upon conversion of the
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Series A Stock and Warrant is subject to adjustment for stock splits, combinations, recapitalizations, and the like. In addition, the number of shares which may be acquired upon conversion of the Series A Stock is subject to adjustment pursuant to the terms and conditions set forth in the Certificate of Designation.

     Of the 708,717 shares beneficially owned by Mr. Swindells, Mr. Swindells holds sole voting and dispositive power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                        July 30, 2001


                                        /s/ Theodore Swindells
                                        -----------------------------
                                        Theodore Swindells